Exhibit 3.1
AMENDMENT TO THE
AMENDED AND RESTATED BY-LAWS
OF
TREEHOUSE FOODS, INC.
Article I, Section 1.9 of the By-laws is amended as set forth below (with deletions indicated by strikethrough and additions indicated by underline):
1.9	Action at Meeting.
          (a) When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock present or represented and voting on such matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority in voting power of the shares of stock of that class present or represented and voting on such matter), except when a different vote is required by applicable law, the Restated Certificate of Incorporation or these By-laws. ~~When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.~~
          (b) When a quorum is present at any meeting for the election of directors, each director shall be elected by the vote of a majority of votes cast with respect to that director’s election, provided that if, as of the 10th day preceding the date the corporation first provides notice of such meeting in accordance with these By-laws, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section 1.9, a “majority of votes cast” shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” not counted as votes cast either “for” or “against” that director’s election). In the event an incumbent director fails to receive a majority of votes cast in an election that is not a Contested Election, such incumbent director shall immediately tender his resignation in accordance with the procedures established by the Nominating and Corporate Governance Committee. The Board of Directors shall determine whether to accept the resignation or take other action, through a process managed by the Nominating and Corporate Governance Committee and following a recommendation of that committee. If such director’s resignation is not accepted by the Board of Directors, such director shall continue to serve until his successor is duly elected, or until his subsequent death, retirement, removal or resignation in accordance with its terms.